**AlMax Financial Solutions, L.L.C.**
**Supplementary Information**
**Schedule II - Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**As of December 31, 2015**

The Company claims an exemption from the reserve requirement under paragraph (k)(1) of Rule 15c3-3.